Independent Accountant's Review Report

To the Board of Directors
BounceBack Trainer LLC
December 23, 2024

I have reviewed the accompanying financial statements of BounceBack Trainer LLC (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, members' equity, and cash flows for the period from May 28, 2024 (inception) through December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Company is a development stage enterprise that has not commenced planned principal operations. The Company's financial statements are prepared using the going concern basis of accounting. The ability of the Company to continue as a going concern is dependent on the successful completion of its planned equity crowdfunding offering and the achievement of profitable operations.

David B Jorgensen II
2647 E Riviera Dr
Chandler, AZ 85249
CPA License #: 19598



Income Statement

ANNUAL

BounceBack Trainer, LLC

REVENUE	2024
Sales revenue ($)	$0
Product sales ($)	$0
Online sales ($)	$0
-	$0
Service revenue ($)	$0
Consulting services ($)	$0
Technical support ($)	$0
-	$0
Interest revenue ($)	$0
Savings account interest ($)	$0
Investment interest ($)	$0
-	$0
Subtotal ($)	$0
Less sales returns and allowances (-$)	$0
TOTAL REVENUE ($)	**$0**

COST OF GOODS SOLD (COOGS)	2024
Direct Product / Service Costs	$0
Material costs	$0
Payroll Taxes / Benefits - Direct	$0
Health insurance contributions	$0
Retirement plan contributions	$0
-	$0

Salaries - Direct	$0
Sales salaries	$0
Executive salaries	$0
-	$0
Misc G&A	**$1,000**
Startup Costs	$1,000
-	$0
-	$0
Category 5	$0
-	$0
-	$0
-	$0
TOTAL COST OF GOODS SOLD (COOGS) ($)	**$1,000**

OPERATING EXPENSES	2024
Account fees ($)	$0
Transaction fees ($)	$0
Maintenance fees ($)	$0
-	$0
Advertising ($)	$0
Digital ads ($)	$0
Print ads ($)	$0
-	$0
Insurance ($)	$0
Property insurance ($)	$0
Health insurance ($)	$0
-	$0
TOTAL OPERATING EXPENSES ($)	$0

Depreciation & Amortization	$1,000

RESULT ANALYSIS

Gross profit ($)	($1,000)
Revenues - COOGS	
Interest expense ($)	$0
EBITDA ($)	-$1,000
Gross profit - Total OpEX	
EBIT ($)	-$1,000
EBITDA - D&A	
Earnings before taxes ($)	**($1,000)**
EBIT - Interest expense	
Annual tax rate (%)	8%
Income tax ($)	$0
Net income ($)	**($1,000)**



Date	12/20/2024

Cashflow Statement
BounceBack Trainer, LLC

OPERATING ACTIVITIES	2024
Net income ($)	($1,000)
Add back non-cash itens	**0**
Depreciation ($)	0
Amortization ($)	0
Changes in working capital	**0**
Accounts receivable ($)	$0
Inventory ($)	$0
Payables ($)	$0
-	$0
-	$0
Net cashflow inflow / outflow ($)	**$0**

INVESTING ACTIVITIES	
Cash received	**0**
Sale of property and equipment ($)	$0
Sale of investment securities ($)	$0
Long term assets ($)	$0
-	$0
Cash paid	**0**
Purchase of investments ($)	$0

Long term assets ($)	$0
-	$0

Net cashflow inflow / outflow ($)	**$0**

FINANCING ACTIVITIES

Cash received	**$4,500**
Paid in Capital	$1,500
Common stock issued ($)	$3,000
-	$0

Cash paid	**0**
Long term debt payments ($)	$0
Dividends paid ($)	$0
-	$0

Net cashflow inflow / outflow ($)	**$4,500**

MOVEMENT IN BALANCE SHEET

Net increase in Cash ($) $4,500

Operating, Investing and Financing

Cash balance ($) **$4,500**

Starting cash balance ($) - $



| | Date | 12/20/2024 |

Balance sheet statement
BounceBack Trainer, LLC

ASSETS	2024
Current assets	**$3,500**
Cash balance ($)	$3,500
Account receivables ($)	$0
Other receivables ($)	$0
Inventory ($)	$0
Prepaid expenses ($)	$0
Non-current assets	**0**
Property, Plant & equipment ($)	
Land ($)	$0
Land improvements ($)	$0
Buildings ($)	$0
Equipment ($)	$0
Accumulated depreciation ($)	$0
Total ($)	**0**
Intangible assets ($)	
Goodwill ($)	$0
Trade names ($)	$0
Other ($)	$0
Total ($)	**0**
Total assets ($)	**$3,500**

LIABILITIES

Current liabilities	**0**
Accounts payable ($)	$0
Taxes payable ($)	$0
Accrued expenses ($)	$0
Deferred revenue ($)	$0
Non-current liabilities	**0**
Long term loans ($)	$0
Shareholder's equity	**$3,500**
Capital contributions ($)	$4,500
Retained earnings ($)	-$1,000
Total liabilities & equity ($)	**$3,500**



Bounceback Trainer LLC

NOTES TO FINANCIAL STATEMENTS

These notes are an integral part of these financial statements

As of 31 December 2024

Note 1: Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business BounceBack Trainer LLC, established on May 28, 2024, is a Texas-based limited liability company focused on revolutionizing sports training through an integrated platform that combines mobile applications, sensor-equipped training surfaces, and cloud-based analytics. The Company aims to make professional-grade sports training accessible to athletes of all levels.

Basis of Presentation The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2: Capital Structure

Capital Contributions As of December 31, 2024, BounceBack Trainer received a total of $4,500 in capital contributions from its initial members, allocated as follows:

- Marie Wise: $1,500

- Kyle Gredvig: $1,500

- Zachary Capra: $1,500

Shareholder's Equity Total shareholder's equity at December 31, 2024, consists of capital contributions of $4,500 and retained earnings (loss) of $(1,000).

Note 3: Revenue Recognition

At this early stage, BounceBack Trainer LLC has not recognized any sales or service revenue. The Company is currently in the product development phase and expects to begin generating revenue in the subsequent fiscal periods.

Note 4: Operating Expenses

Startup Costs For the fiscal year ending December 31, 2024, the Company incurred $1,000 in startup costs, which have been expensed as incurred.

Note 5: Cash and Cash Equivalents

As of December 31, 2024, the Company holds $3,500 in cash. Cash and cash equivalents include demand deposits with financial institutions.

Note 6: Commitments and Contingencies

As of December 31, 2024, there are no outstanding commitments or contingencies that would materially affect the Company's financial position.

Note 7: Subsequent Events

Management has evaluated subsequent events through December 31, 2024, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.